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Exhibit (a)(14)

U.S. DISTRICT COURT FOR THE

WESTERN DISTRICT OF WASHINGTON

AT SEATTLE

LONG ZHOU, Individually, and On Behalf of	)	Case No.:
All Others Similarly Situated,	)
)
Plaintiff,	)	COMPLAINT – CLASS ACTION
vs.	)
)
)
BRUCE L.A. CARTER, Ph.D., JAMES A.	)
HARPER, EDWARD E. PENHOET, Ph.D.,	)
LARS FRUERGAARD JORGENSEN, A.	)	JURY TRIAL DEMANDED
BRUCE MONTGOMERY, M.D.,	)
JONATHAN S. LEEF, DAVID I. HIRSCH,	)
Ph. D., DAVID H. MACCALLUM, KURT	)
ANKER NIELSEN, DOUGLAS E.	)
WILLIAMS, Ph. D., ZYMOGENETICS,	)
INC., and BRISTOL-MYERS SQUIBB	)
COMPANY,	)
)
)
Defendants.	)

Plaintiff Long Zhou (“Plaintiff”), by his undersigned attorneys, for his class complaint against defendants, alleges upon knowledge as to his own acts and upon information and belief as to all other matters, based upon the investigation made by and through his attorneys, which investigation included, inter alia, reviewing United States Securities and Exchange Commission (“SEC”) filings, press releases, analyst reports, news articles and other materials as follows:

COMPLAINT - 1

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NATURE OF THE ACTION

1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of ZymoGenetics, Inc. (“ZGEN” or the “Company”) and who are similarly situated, for compensatory and rescissory damages arising from ZGEN’s agreement to be acquired by defendant Bristol-Myers Squibb Company (“BMY”) pursuant to a two-step process – first a tender offer, commenced September 9, 2010, under which BMY is offering $9.75 per share for ZGEN shares, to be followed by a merger of the two companies (the combined process is referred to herein as the “Transaction”). The Transaction is already occurring and is proceeding by means of an unfair process and at an unfair price. Plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the director defendants.

2. The Transaction and the acts of the ZGEN director defendants, as more particularly alleged herein, constitute a breach of the defendants’ fiduciary duties to the Plaintiff and the class (also defined below) and a violation of applicable legal standards governing the defendants herein.

3. The ZGEN director defendants’ authorization to pursue the Transaction breached the director defendants’ fiduciary duties owed to ZGEN stockholders to take all necessary steps to ensure that the stockholders would receive the maximum value realizable for their shares in any transaction effecting the change of corporate control. In the context of this action, the ZGEN board of directors (“Board”), having agreed to the Transaction, failed to take all reasonable steps to assure the maximization of stockholder value, including the proper exploration of strategic alternatives that would return greater or equivalent short-term value to the Plaintiff and the class, in particular, by agreeing to a provision under which ZYGEN agreed not to solicit any competing offers for the Company.

COMPLAINT - 2

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JURISDICTION AND VENUE

4. This Court has jurisdiction over all claims asserted herein pursuant to 28 U.S.C. §1332(a)(2). Diversity exists between Plaintiff and each defendant, and the amount in controversy exceeds $75,000. This Action is not collusive designed to confer jurisdiction on a court of the United States it would otherwise not have.

5. Venue is proper in this District pursuant to 28 U.S.C. §1391(b) insofar as many of the acts and practices complained of herein occurred in this District. ZGEN is headquartered in this District, and one or more defendants either reside in and/or maintain executive offices in this District.

PARTIES

6. Plaintiff has been a continuous owner of shares of ZGEN common stock at all relevant times described herein. Plaintiff is a citizen of the state of Maryland.

7. Defendant ZGEN is a Washington corporation headquartered at 1201 Eastlake Avenue East, Seattle, Washington 98102. The Company is focused on the development and commercialization of therapeutic proteins for the treatment of human diseases. As of April 30, 2010, ZGEN had 85,709,457 shares of common stock outstanding.

8. Defendant Bruce L.A. Carter, Ph.D. (“Carter”) has served as the Company’s Chairman of the Board since April 2005 and a director since 1987. Previously, Dr. Carter served as Chief Executive Officer from April 1998 until retiring in January 2009 and as President from April 1998 to July 2007. From 1994 to April 2000, Dr. Carter served as Corporate Executive Vice President and Chief Scientific Officer of Novo Nordisk A/S (“Novo”), a health care

COMPLAINT - 3

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company. In addition, from 1994 to December 1998, Dr. Carter served as Chairman of the Board and, from 1988 to 1994, as President. He joined ZGEN in 1986 as Vice President of Research and Development. Carter is a citizen of Washington.

9. Defendant James A. Harper (“Harper”) has served as a Company director since July 2004. Harper is a citizen of Indiana.

10. Defendant Edward E. Penhoet, Ph.D. (“Penhoet”) has served as a Company director since May 2000 and as lead independent director since June 2005. Penhoet is a citizen of California.

11. Defendant Lars Fruergaard Jorgensen (“Jorgensen”) is a Company director designed by Novo pursuant to a shareholders’ agreement among the Company, Novo, Warburg, Pincus Equity Partners, L.P. (“Warburg”), and certain other investors effective as of November 10, 2000. Mr. Jorgensen has served as Senior Vice President, Information Technology and Corporate Development of Novo, since September 2004. Jorgensen is a citizen of a country other than the United States.

12. Defendant A. Bruce Montgomery (“Montgomery”) has served as a Company director since March 2010. Montgomery is a citizen of California.

13. Defendant Jonathan S. Leff (“Leff”) has served as a Company director since November 2000. Since January 2000, Mr. Leff has served as a General Partner of Warburg Pincus & Co., an investment company, and as a Member and Managing Director of Warburg Pincus, LLC, a private equity investment firm. Leff is a citizen of New York.

14. Defendant David I. Hirsh, Ph.D. (“Hirsh”) has served as a Company director since November 2000. Hirsh is a citizen of New York.

COMPLAINT - 4

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15. Defendant David H. MacCallum (“MacCallum”) has served as a Company director since April 2005. MacCallum is a citizen of New York.

16. Defendant Kurt Anker Nielsen (“Nielsen”) has served as a Company director since June 1997. From December 2000 until his retirement in September 2003, Mr. Nielsen served as Co-Chief Executive Officer of Novo. Nielsen is a citizen of a country other than the United States.

17. Defendant Douglas E. Williams, Ph.D. (“Williams”) has served as a Company director and Chief Executive Officer since January 2009. From July 2007 to January 2009, Dr. Williams served as its President and Chief Scientific Officer and, from November 2004 to July 2007, as Executive Vice President, Research and Development and Chief Scientific Officer. Williams is a citizen of Washington.

18. Defendants Carter, Harper, Penhoet, Jorgensen, Montgomery, Leff Hirsh, MacCallum, Nielsen, and Williams are hereinafter referred to as the “Director Defendants.” 19. The Director Defendants, by reason of their corporate directorship and/or executive positions, are fiduciaries to and for the Company’s shareholders, which fiduciary relationship requires them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s shareholders.

20. Defendant BMY is a global biopharmaceutical company incorporated in Delaware with headquarters at 345 Park Avenue, New York, New York 10154. BMY is engaged in discovery, development, and delivery of medicines of medicines that help patients prevail over serious diseases.

21. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in his/her capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

COMPLAINT - 5

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CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action individually on his own behalf and as a class action, on behalf of all stockholders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).

23. This action is properly maintainable as a class action. The Class is so numerous that joinder of all members is impracticable. The Company has approximately 86 million shares of common stock outstanding. The disposition of their claims in a class action will be of benefit to the parties and the Court. The record holders of the Company’s securities can be easily determined from the stock transfer journals maintained by ZGEN or its agents.

24. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of this action as a class action. The likelihood of individual class members prosecuting separate claims is remote.

25. There is a well-defined community of interest in the questions of law and fact involved affecting the member of the Class. Among the questions of law and fact which are common to the Class, which predominate over questions affecting any individual class member are whether:

a. the Transaction is grossly unfair to the public stockholders of ZGEN;

COMPLAINT - 6

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b. defendants willfully and wrongfully failed to maximize shareholder value through an adequate auction or market check process; and

c. defendants have breached or aided and abetted the breach of the fiduciary and other common law duties owed by them to plaintiff and the members of the Class.

26. Plaintiff is a member of the Class and is committed to prosecuting this action. Plaintiff has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of other members of the Class, and Plaintiff has the same interests as the other members of the Class. Plaintiff does not have interests antagonistic to or in conflict with those he seeks to represent. Plaintiff is an adequate representative of the Class.

27. The likelihood of individual class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each Class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, defendants are likely to avoid liability for their wrongdoing, and Class members are unlikely to obtain redress for their wrongs alleged herein. There are no difficulties likely to be encountered in the management of the Class claims. This Court is an appropriate forum for this dispute.

SUBSTANTIVE ALLEGATIONS

28. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme and/or aiding and abetting one another in total disregard of their fiduciary duties, are attempting to deceive Plaintiff and the Class and deprive them unfairly of their investment in ZGEN.

COMPLAINT - 7

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29. On September 9, 2010, ZGEN announced it had agreed to the Transaction. Under the Transaction’s terms, holders will receive $9.75 cash per share in a tender offer, to be followed by a merger. The tender offer has already begun. ZGEN’s stock last closed at the offering price in April, 2008, and reached its all-time high of approximately $25 per share in January, 2006.

30. Defendants announced the proposed Transaction in a press release entitled “Bristol-Myers Squibb to Acquire ZymoGenetics.” The press release read, in relevant part:

Bristol-Myers Squibb Company and ZymoGenetics, Inc. announced today that the companies have signed a definitive agreement providing for the acquisition of ZymoGenetics by Bristol-Myers Squibb, for $9.75 per share in cash. The transaction, with an aggregate purchase price of approximately $885 million, or approximately $735 million net of cash acquired, has been unanimously approved by the boards of directors of both companies. The board of directors of ZymoGenetics intends to recommend that ZymoGenetics’ shareholders tender their shares in the tender offer. In addition, shareholders holding approximately 37% of the outstanding shares of ZymoGenetics’ common stock have entered into agreements with Bristoy-Myers Squibb to support the transaction and to tender their shares in the offer.

* * *

Bristol-Myers Squibb gains the following as a result of the acquisition:

•

Full ownership of pegylated-interferon lambda, a novel interferon in Phase IIb development for the treatment of Hepatitis C infection, which, if approved, could be an important contributor to Bristol-Myers Squibb’s future growth. The companies have collaborated on the development of pegylated-interferon lambda since January 2009. Four-week and 12-week results from a Phase IIa study will be presented at the American Association for the Study of Liver Diseases meeting later this year.

•	RECOTHROM®, a recombinant thrombin approved by the U.S. Food and Drug Administration for use as a topical hemostat to control non-arterial bleeding during surgical procedures.

COMPLAINT - 8

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•	IL-21, protein, a cytokine currently being tested in an open-label, Phase II clinical study as a potential immunotherapy treatment for metastatic melanoma.

•	An earlier-stage pipeline of six biologic drug-candidates, including an anti-IL-31 antibody, currently in pre-clinical development for atopic dermatitis.

•	Potential milestone and royalty payments from six partnered programs to various stages of clinical development by EMD Serono, Inc. an affiliate of Merck KGaA, and Novo Nordisk.

* * *

•

Under the terms of the definitive agreement, Bristol-Myers Squibb will commence a cash tender offer on or about September 9, 2010, to purchase all of the outstanding shares of ZymoGenetics’ common stock for $9.75 per share.
. . . The agreement also provides for the parties to effect, subject to customary conditions, a merger to be completed following the completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to receive $9.75 per share in cash. The merger agreement contains a provision under which ZymoGenetics has agreed not to solicit any competing offers for the company. Bristol-Myers Squibb will finance the acquisition from its existing cash resources. The companies expect the tender offer to close approximately thirty days after commencement of the tender offer.

31. The consideration to be paid to ZGEN shareholders in BMY’s acquisition is grossly unfair, inadequate, and substantially below the fair or inherent value of the Company. As reported in an article in Investopedia posted September 10, 2010:

What is Bristol-Myers Buying?

ZymoGenetics actually has quite a lot going on, but Bristol-Myers is almost certainly buying the company in order to have 100% ownership of its PEG-interfon lambda drug. This promising hepatitis C therapy is in Phase 2 testing, but could be a blockbuster ($1 billion or more in sales) in less than five years’ time. Moreover, this drug could fit in nicely with Bristol-Myers’

COMPLAINT - 9

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other clinical HCV candidates, and lead to a potential combination therapy. Just as Gilead (Nasdaq: GILD) has significantly changed the HIV treatment landscape with its combination therapies, Bristol-Myers could possibly do something similar in hepatitis C.

Beyond the HCVB therapy, ZymoGenatics has an early-stage cancer drug, as well as some preclinical compounds. ZymoGenetics also has an approved drug on the market – Recothrom for the control of surgical bleeding. Though this drug has not been a great success so far, perhaps Bristol-Myers can do more with it.

Last and not at all least, ZymoGenetics has partnerships with Merck Serono (part of the “other” Merck, Merck KGaA) and Novo Nordisk (NYSE: NVO) whereby Zymogenetics has out-licensed drug candidates for conditions like lupus and Factor XIII deficiency. In fact, Novo Nordisk owns about 26% of ZymoGenetics (ZymoGenetics was once part of Novo Nordisk), which it will be selling to Bristool-Myers.

A Concentrated Bet

If PEG-interferon lambda is as good as hoped, this will be a solid acquisition for Bristol-Myers. After all, Bristol-Myers was on the hook for more than $900 million in potential milestone payments to ZymoGenetics, as well as royalties on sales. Moreover, given the exceptional profitability of chronic viral therapies, Bristol-Myers could find this deal paying for itself relatively quickly (to say nothing of the possibility of revenue streams from the partnerships and the oncology drug).

32. Thus, even at the announced premium, the Transaction is nonetheless priced at a substantial discount to its true value.

33. Additionally, defendants, in violation of their fiduciary obligations to maximize stockholder value, have not fully informed themselves about other offers or even considered other potential purchasers of ZGEN in a manner designed to obtain the highest possible price for ZGEN public stockholders. As stated in the Press Release “ZymoGenetics has agreed not to solicit any competing offers for the company.”

COMPLAINT - 10

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34. BMY secured Novo’s agreement to tender all its shares (26% of the Company’s shares) in the Transaction. In addition to Novo, the Company’s second largest shareholder, Warburg, which holds 11% of the Company’s shares, has committed to tender its shares into the tender offer, meaning that 37% of the Company’s shares are already locked up.1 BMY has stated its intentions to close the Transaction if it gets tender of only 58% of the Company’s shares, or only an additional 21% of the Company’s shares. Thus the Transaction is a virtual fait accompli, and, absent intervention of the Court, the Company’s minority shareholders will have little or no say in this contest for corporate control.

35. The Transaction is wrongful, unfair, and harmful to ZGEN stockholders, and represents an attempt by the Director Defendants to aggrandize or, at a minimum, maintain their personal and financial positions and interests through continued management positions and to enrich themselves to the detriment of the public stockholders of the Company. The proposed acquisition will deny Class members their right to share proportionately in the true value of ZGEN’s valuable assets, profitable business, and future growth in profits and earnings, while usurping the same for the benefit of the defendants at an unfair and inadequate price.

36. By reason of all of the foregoing, defendants herein have willfully participated in unfair dealing toward the Plaintiff and the other members of the Class and have engaged in and substantially assisted and aided and abetted each other in breach of the fiduciary duties owed by them to the Class.

37. Defendants have violated fiduciary and other common law duties owed to the Plaintiff and the other members of the Class in that they have not, and are not, exercising independent business judgment, have acted and are acting to the detriment of the Class in order to benefit themselves and/or their colleagues.

[1]	Novo and Warburg collectively hold three seats on the board, and thus have substantial control over the decisions of the board.

COMPLAINT - 11

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38. BMY was aided and abetted by the Director Defendants’ fiduciary duty breaches.

39. As a result of defendants’ conduct, Plaintiff and the Class have been and will continue to be damaged, in that they have been deceived, are the victims of unfair dealing, and are not receiving the fair value of ZGEN’s assets and businesses.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Declaring that this lawsuit is properly maintainable as a class action and certifying the Plaintiff as proper representative of the Class;

B. Declaring that the Director Defendants and each of them have committed or aided and abetted a gross abuse of trust and have breached their fiduciary duties to the Plaintiff and the other members of the Class;

C. Ordering defendants to permit a stockholders’ committee, comprised of Class members and the representative, to ensure a fair procedure, adequate procedural safe-guards, and independent input by Plaintiff and the Class in connection with any transaction for the shares of ZGEN;

D. Awarding compensatory rescissory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

E. Awarding Plaintiff and the Class their costs and disbursements and reasonable allowances for Plaintiff’s counsel and experts’ fees and expenses; and

F. Granting such other and further relief as may be just and proper.

COMPLAINT - 12

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Dated: September 22, 2010

BADGLEY-MULLINS LAW GROUP, PLLC

By:	/s/ Duncan C. Turner
Duncan C. Turner
Columbia Center
701 Fifth Avenue, Suite 4750
Seattle, WA 98104
Telephone: (206) 621-6566
Facsimile: (206) 621-9686

HARWOOD FEFFER LLP
Robert I. Harwood
488 Madison Ave., 8th Floor
New York, New York 10022
Telephone: (212) 935-7400
Facsimile: (212) 753-3630

GLANCY BINKOW & GOLDBERG
Lionel Z. Glancy
1801 Avenue of the Stars, Suite 311
Los Angeles, California 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

Attorneys for Plaintiff

COMPLAINT - 13